40 August of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States


SEC MAIL PROCESSING
RECEIVED
AUG 28 2006
WASH, D.C. SECTION
209

SUPPL


06016369

Randers, 24 August 2006

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 38/2006 of 23 August 2006
  "Large Vestas order for the French market"
- Stock exchange announcement No. 39/2006 of 24 August 2006
  "Interim financial report - Second quarter 2006 as expected"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S



Pia Guldbæk Brøns
Communication & IR

PROCESSED
AUG 31 2006
THOMSON
FINANCIAL

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S


AUG 2 8 2006

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 23 August 2006
Stock exchange announcement No. 38/2006

Large Vestas order for the French market

Vestas has received an order for a total of 33 units of the V90-2.0 MW wind turbine for four wind power projects in France.

The order has been placed by Eole RES, the French subsidiary of Renewable Energy Systems, who is one of the most important European developers. The order comprises supply and commissioning of the turbines as well as Vestas Online monitoring system. Delivery of the turbines will begin in the spring of 2007, and commissioning of the wind power plants is planned to take place during the autumn of 2007. The four projects are all located in the eastern part of France, in the departments of Meuse and Doubs.

"*We are very pleased with this new order for MW-turbines for France. This wind turbine has shown to be very well adapted to the local wind regime and pricing conditions*", says Ebbe Funk, President of Vestas Mediterranean A/S and continues: *"The new tariff conditions signed by the French Government and the new national target for wind energy of 13,500 MW installed by 2010 as announced by the French Government in July are setting grounds for a strong development on the French market."*

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 29 of 16 May 2006.

Any questions may be addressed Ebbe Funk, President of Vestas Mediterranean A/S, telephone: +34 93241 9800 or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO


AUG 28 2006
209

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Interim financial report - second quarter 2006 as expected

Summary: *Vestas reported Q2 revenue of EUR 900m, up 40 per cent on the year-earlier period. The Group's EBIT improved from a loss of EUR 53m to a profit of EUR 28m. Vestas' underlying profitability has thus been improved considerably, and the Group maintains its full-year revenue, profit and net working capital forecast reflecting the difficult supply situation for a number of component types and the uncertainty related to the timing of the final hand-over of the turbines to the customers at year-end.*

\- - -

Group performance, Q2 2006 (unaudited)

	Q2 2006	Q2 2005 *)	1 half year 2006	1 half year 2005 *)	Full year 2005
Revenue (mEUR)	900	643	1,615	1,138	3,583
EBIT (mEUR)	28	(53)	34	(90)	(116)
EBIT-margin (%)	3.1	(8.3)	2.1	(7.9)	(3.2)
Profit/(loss) after tax (mEUR)	10	(50)	6	(86)	(192)

The figures for 2005 have been restated to IFRS

- Vestas' revenue was up 40 per cent on Q2 2005 as expected. Also the second quarter was affected by postponed shipments, especially due to delayed supplies of components which slow down the revenue increase in general.
- Revenue for the period equalled just under 25 per cent of the projected full-year revenue, a significant improvement on the year-earlier period and thus a step towards realising the benchmark defined in the Group's strategy for 2005-2008, The Will to Win, that revenue should be more evenly distributed over the year.
- EBIT was EUR 28m, equivalent to an EBIT margin of 3.1 per cent. The significant performance improvement relative to last year should be seen against the very unsatisfactory 2005 performance as a result of the termination of a number of very unprofitable orders in the US.
- Net working capital increased marginally in the three-month period 1 April - 30 June 2006. In spite of the higher level of activity in 2006, net working capital at 30 June 2006 was EUR 550m against EUR 680m in 2005. This is equivalent to a fall of 19 per cent which is especially due to the increased effort to structurally reduce the capital tied up in stocks and debtors, and to further strengthen the cash flow. However, the difficult supply situation will continue to cause disturbances and fluctuations in the net working capital.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

- The work with the solution of a number of quality and performance problems is progressing according to schedule. The technical solutions are expected to be finally identified and implemented during the next 1½ years and latest by the end of 2007.
- Vestas is still involved in two patent disputes regarding the protection of blades against lightning and grid connection, respectively.
- In future, Vestas will inform the share market of orders with a revenue value of at least DKK 500m against previously DKK 250m. Minor orders of strategical importance may also be announced to the Stock Exchange.

Forecast for the full year 2006

- Vestas maintains the previously announced guidance for revenue, profit and net working capital in 2006:
    - Consolidated revenue of EUR 3.6-3.8bn
    - EBIT margin of 4-7 per cent
    - Net working capital of maximum 20-25 per cent of revenue at year-end
    - Investments in property, plant and equipment of EUR 140-160m
    - Investments in intangible assets of EUR 30-40m
- The interest in wind energy is very high and continues to increase, and today the market is overheated with delivery times for important components of 12-15 months. To this should be added the constant challenges related to sup-supplier quality which are expected to disturb operations also in the coming years in spite of Vestas' increased use of long-term strategical framework agreements with its suppliers and customers.
- The most important other risk factors are warranty provisions, the outcome of pending patent disputes and the prospects of rising raw materials prices, especially for steel and copper.

Press and analyst meeting
Thursday, 24 August 2006 at 3 p.m.

In connection with the announcement of this interim report, an information meeting will be held today, Thursday, at 3 p.m. for analysts, investors and the press at the Radisson SAS Royal Hotel in Copenhagen. *Further details on page 10.*

Capital markets day, Monday, 28 August 2006

Vestas will host a capital markets day on Monday, 28 August 2006 at the new blade factory in Tianjin, China.

The speakers' presentations will be made available on www.vestas.com on 28 August 2006, at 8.30 a.m. (CET).

Please direct any questions to the Executive Management of Vestas Wind Systems A/S on tel. +45 9730 0000 after the press and analyst presentation at 3 p.m. (CET).

Yours sincerely,

Vestas Wind Systems A/S

Bent Carlsen
Chairman of the Board of Directors

Ditlev Engel
President and CEO

This interim report is available in Danish and English. In case of doubt, the Danish version shall apply.

Consolidated financial highlights

mEUR	Q2 2006	Q2 2005	1 half year 2006	1 half year 2005	Full year 2005
Income statement					
Revenue	900	643	1,615	1,138	3,583
Gross profit	88	0	150	6	84
Profit/(loss) before financial income and expenses, depreciation and amortisation (EBITDA)	57	(20)	90	(28)	9
Operating profit/(loss) (EBIT)	28	(53)	34	(90)	(116)
Profit/(loss) before tax	13	(64)	8	(116)	(158)
Profit/(loss) after tax	10	(50)	6	(86)	(192)
Balance sheet					
Balance sheet total	3,107	3,358	3,107	3,358	3,085
Equity	1,159	1,043	1,159	1,043	962
Provisions	243	159	243	159	239
Average interest-bearing liabilities (net)	317	547	331	568	560
Net working capital (NWC)	550	680	550	680	498
Cash flow statement					
Cash flow from operating activities	41	(18)	17	(123)	148
Cash flow from investing activities	(33)	(37)	(65)	(62)	(137)
Cash flow from financing activities	143	0	93	(18)	(46)
Change in cash and cash equivalents less current portion of bank debt	151	(55)	45	(202)	(35)
Financial ratios					
Gross margin (%)	9.8	0.0	9.3	0.5	2.4
EBITDA (%)	6.3	(3.1)	5.6	(2.5)	0.3
Operating margin (EBIT) (%)	3.1	(8.3)	2.1	(7.9)	(3.2)
Solvency ratio (%)	37.3	31.1	37.3	31.1	31.2
Share ratios					
Earnings per share (EUR)	0.05	(0.29)	0.03	(0.49)	(1.10)
Market price (EUR)	21.4	13.7	21.4	13.7	13.9
Average number of shares	185,204,103	174,911,173	180,199,806	174,911,173	174,911,173
Number of shares at the end of the period	185,204,103	174,911,173	185,204,103	174,911,173	174,911,173
Employees					
Number of employees at the end of the period	11,228	10,546	11,228	10,546	10,618
Average number of employees	10,929	10,135	10,767	9,912	10,300

Activities and order backlog

Vestas shipped wind power systems with aggregate output of 1,005 MW in Q2 2006. A total of 907 MW were finally delivered to customers, which is equivalent to an increase of approx. 50 per cent over Q2 2005. At 30 June 2006, turbine projects with total output of 1,367 MW were under completion.

The production of wind turbines continued to be affected by the difficult global supply situation for a number of turbine components. Therefore, the component shortage which is only expected to be relieved in the long term, prevents Vestas from fully utilising its own production capacity.

As can be seen from the below table, activity remained high in the three principal regions, ensuring that Vestas' activities are properly balanced geographically, which reduces the dependence on single national markets. Vestas aims at being among the leading suppliers in all significant markets.

(MW)	Europe	North and South America	Asia/ Pacific	Total
Turbines under completion, 1 January 2006	918	240	76	1,234
Delivered to customers during the period	(877)	(342)	(431)	(1,650)
Produced and shipped during the period	871	354	558	1,783
Turbines under completion, 30 June 2006	912	252	203	1,367

The breakdown per quarter can be seen from Appendix 2 on page 21.

The backlog of firm and unconditional orders rose some 5 per cent to EUR 3.4bn in Q2, which means that almost all the remaining projected full-year revenue for 2006 has been covered. The total order backlog is distributed as follows: 54 per cent in Europe, 33 per cent in North and South America, and 13 per cent in Asia/Pacific, primarily Australia, India and China. The share of Asian orders is expected to rise in the coming years as a result of the markedly increased political interest in the security of supplies of wind power in the region.

Compared with the same time last year, the order backlog has a considerably improved profitibility profile with price and delivery terms which create the necessary basis for realising the benchmark defined in The Will to Win of an EBIT margin of at least 10 per cent, a net working capital at a maximum of 20-25 per cent and a market share of at least 35 per cent in 2008.

Due to Vestas' growth the number of employees has increased by 610 in 2006. During the last year, Vestas has heavily increased investments in human resource and management development in order to ensure the best possible basis of the future growth and the

competition for the most competent employees. A targeted effort is made to spread the knowledge of the interesting and challenging jobs which Vestas offers all over the world.

Income statement

Vestas reported revenue of EUR 900m in Q2 2006, equivalent to an improvement of EUR 257m or 40 per cent over the same period last year. European markets contributed 56 per cent of total revenue, while North and South America contributed 24 per cent and Asia/Pacific contributed 20 per cent. Compared with 2005, North and South America showed the highest growth of 52 per cent.

The significant improvement in revenue relative to last year was attributable to the more even distribution of sales over the year, higher prices and not least the very large and heavily increasing demand for wind power which exceeds the total actual capacity of the producers and the sub-suppliers. The period's revenue equals just under 25 per cent of projected full-year revenue for 2006. As planned, utilisation of the Group's production and delivery capacity thus improved in Q2 2006 relative to the same period of last year, which accounted for 18 per cent of annual revenue. Revenue for first half year 2006 was 44 per cent of the total projected full-year revenue for 2006 against 32 per cent in 2005. As emphasised in The Will to Win, a more even distribution of sales over the year and better utilisation of resources together with higher prices and lower risks are decisive of the necessary profitability improvement.

The Group's gross profit in Q2 2006 was EUR 88m against EUR 0m in Q2 2005, equal to a gross margin improvement from 0 per cent in 2005 to almost 10 per cent in 2006. The improvement primarily reflects the enhanced price and delivery terms which Vestas continuously incorporates in its contracts which also to an increasing extent take the rising raw materials prices into account.

Backed by the improved gross margin, EBIT improved significantly to EUR 28m, equal to an improvement of EUR 81m over the year-earlier period.

The period's net financial expenses rose from EUR 11m in 2005 to EUR 15m.

After tax of EUR 3m, the Group reported a net profit for Q2 2006 of EUR 10m against a loss of EUR 50m in the year-earlier period.

Balance sheet

Vestas had total assets of EUR 3,107m at 30 June 2006 compared with EUR 3,212m at 31 March 2006. Thus the Group balance sheet is by and large unaffected by the considerably higher level of activity which is in accordance with the objective of a better utilisation of the Group's balance sheet. The average interest-bearing net liabilities amounted to EUR 317m compared with EUR 377m in Q1 2006.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Net working capital

Vestas' net working capital increased during Q2 from EUR 534m to EUR 550m. The increase was primarily attributable to growing inventories, generated partly by seasonal fluctuations, partly by unstable supplies of a number of key components. Net working capital was 15 per cent of the full-year revenue compared with 19 per cent at 30 June 2005. The difficult supply situation may, however, cause fluctuations in the net working capital in future.

Trade receivables and sales orders in progress

Trade receivables amounted to EUR 486m at 30 June 2006 compared with EUR 541m at 31 March 2006. At 30 June 2005 trade receivables amounted to EUR 467m.

Sales orders in progress comprise ongoing installations, for which the risk has not finally passed to the customers. At 30 June 2006, sales orders in progress less prepayments from customers amounted to EUR 297m against EUR 242m at 31 March 2006. The rise reflects the seasonal fluctuations of the business.

Warranty provisions

Since the autumn of 2005, Vestas has been working on finding suitable solutions to a number of quality and performance problems, some of which are of a technical nature, and others are due to commercial agreements on performance levels in environments for which the sold turbines have not been developed. The solutions are expected to be finally mapped and implemented at the latest by the end of 2007. The Group's warranty provisions and the consumption of warranty costs for new as well as old turbines develop in line with expectations, as Vestas is currently making warranty provisions equalling 3-5 per cent of revenue when selling new turbines. Vestas expects to spend a total of EUR 130-140m on warranty works in 2006.

mEUR	30 June 2006	31 December 2005
Warranty provisions at the beginning of the period	221	147
Exchange rate adjustments	1	6
Provisions for the period	72	233
Consumption of warranty provisions	(71)	(165)
Warranty provisions at the end of the period	**223**	**221**

The provision for the period of EUR 72m is split between EUR 46m regarding provisions for wind turbines sold in the first half-year and EUR 26m regarding technical and commercial evaluations (CIM).

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

It should, however, be emphasised that warranty provisions are based on estimates. The actual consumption of warranties may vary considerably from these estimates - positively or negatively - as the estimated costs for remedying type faults depend on the ability of Vestas to identify and implement solutions to the type faults as well as timely component deliveries from suppliers. Therefore the performance of actual warranty costs continues to constitute a considerable factor of uncertainty relative to the Group's profit performance.

Movements in equity

The Group's equity amounted to EUR 1,159m at 30 June 2006, an increase of EUR 13m over 31 March 2006. In addition to the profit for the period of EUR 10m, the equity development was due to net fair value and exchange rate adjustments of EUR 6m and acquisition of own shares to the amount of EUR 3m.

Cash flows and investments

The improvement of Vestas' underlying profitability is reflected in the improvement of the cash flow. Cash flow from operations including costs for remedy of warranty commitments was EUR 41m in Q2 2006 in comparison with a cash outflow of EUR 18m in the year-earlier period. Cash flow from investing activities amounted to EUR 33m, and cash flow from financing activities amounted to EUR 143m in Q2 2006. Cash flow from financing activities in the second quarter of 2006 was primarily affected by the capital increase as the new shares were settled on 3 April 2006.

Organisation

As part of the internationalisation, the expansion and the improved efficiency of the production and sales facilities, Vestas inaugurated its new blade factory in Tianjin, China, in June, and at the same time announced the establishment of a generator factory in Tianjin. In future, the production facilities in China will thus comprise production of blades, generators, nacelles, and hubs for the Chinese market as well as for export. The expansion in China will ensure an increased share of the USD-related costs and thus a better balance between receipts and expenses in USD.

As previously announced, the production in Spain will be extended with another nacelles factory. On the other hand, Vestas has decided to close down the production of nacelles in Tasmania, Australia, and in Campbeltown, Scotland, where the production of towers will, however, be maintained if the unit's efficiency is increased satisfactorily during the next 12 months.

The research and development activities in Denmark will be supplemented with a development centre in Singapore and a support function in India. The internationalisation of

the development activities shall secure the recruitment basis for the considerable market growth during the next five years.

In connection with the retirement of Mr Paolo Tabarelli, the president of Vestas Mediterranean East, on 1 July the two business units Vestas Mediterranean East and Vestas Mediterranean West were combined under the name of Vestas Mediterranean under the management of Mr Ebbe Funk, former president of Vestas Mediterranean West.

Outlook for 2006

The market for wind power is today overheated and the main reason for this is that increases in oil prices have made wind power an increasingly attractive alternative to the conventional oil and gas based energy forms. To this should be added the ever greater wish of increased independence of the fossil fuels and the necessity to reduce the global CO_2-emissions.

However, in the short term the growing demand exacerbates the difficulties of procuring the necessary components in the right quality and at the right time. Therefore it is gratifying to see that the sub-suppliers of the wind turbine industry have started to invest in increased capacity although it will take years until the total capacity of the industry will be able to meet the demand. Against the backdrop of the squeezed component market and Vestas' own business and financial performance in the first half year, the Group maintains the full-year 2006 forecasts for revenue, profit and net working capital:

	Forecast 2006	Actual 2005
Revenue *(bnEUR)*	**3.6-3.8**	3.58
EBIT margin *(% of revenue)*	**4-7**	(3.2)
Net working capital, year-end *(% of revenue)*	**20-25**	14
Investments in property, plant and equipment *(mEUR)*	**140-160**	95
Investments in intangible assets *(mEUR)*	**30-40**	50

Almost all the remaining projected full-year revenue was secured through firm and unconditional contracts at 30 June 2006. However, it should again be emphasised that the revenue and profit forecast for 2006 is subject to not inconsiderable uncertainty.

The most important factors of uncertainty on the short as well as the long term are:

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

- The global shortage of components adversely affects reliability of component supplies for the year's production and thus the final handing over of the turbines to the customers
- Developments in the Group's warranty provisions and actual costs of remedying product faults covered by warranty
- The outcome of pending and potential future patent disputes, which in addition to payment of damages may also result in the Group incurring extra costs of developing alternative technical solutions in a number of areas
- Continued depreciation of USD, which will adversely affect profit in the long term as most of the Group's costs are incurred in EUR and DKK
- The prospect of continued price hikes for raw materials, such as steel and copper

\- - -

Press and analyst meeting
Thursday, 24 August 2006 at 3 p.m.

In connection with the announcement of this interim report, an information meeting will be held today at 3 p.m. for analysts, investors and the press at the Radisson SAS Royal Hotel, Hammerichsgade 1, Copenhagen V.

The information meeting will be held in English and webcast live with simultaneous interpretation into Danish, German, Italian and Spanish via the Internet on Vestas' website www.vestas.com as well as the Copenhagen Stock Exchange's website www.cse.dk.

The meeting may be attended electronically, and questions may be asked through a conference call. The telephone numbers for the conference call are +45 7026 5040, +44 207 769 6432 and +1 877 204 0753.

A replay of the information meeting will subsequently be available on Vestas' website www.vestas.com.

Capital markets day
Monday, 28 August 2006 at Vestas' new blade factory in Tianjin, China

Vestas will host a capital markets day on Monday, 28 August 2006 at the new blade factory in Tianjin, China.

The speakers' presentations will be made available on www.vestas.com on 28 August 2006, at 8.30 a.m. (CET).

Vestas Group

Interim report for the period
1 January 2006 - 30 June 2006

Contents	Page

This interim report is presented in accordance with the International Financial Reporting Standards (IFRS), including IAS 34 "Interim Financial Reporting". The accounting policies applied in the interim report are consistent with those applied in the Annual Report 2005.

The interim report has neither been audited nor reviewed.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Consolidated income statement

mEUR	1 April - 30 June 2006	1 April - 30 June 2005	1 January - 30 June 2006	1 January - 30 June 2005
Revenue, invoiced	762.9	571.7	1,515.4	915.2
Change in sales orders	136.7	71.2	99.7	222.7
Revenue	**899.6**	**642.9**	**1,615.1**	**1,137.9**
Production costs	(811.3)	(642.9)	(1,465.3)	(1,131.8)
Gross profit	**88.3**	**0.0**	**149.8**	**6.1**
Research and development costs	(24.0)	(13.9)	(42.6)	(24.1)
Sales and distribution expenses	(10.3)	(10.4)	(20.6)	(19.5)
Administrative expenses	(25.8)	(28.8)	(52.6)	(52.3)
Operating profit/(loss)	**28.2**	**(53.1)**	**34.0**	**(89.8)**
Share of profit/(loss) in associated companies	0.0	0.0	(0.1)	0.0
Net financials	(15.0)	(11.3)	(25.4)	(26.4)
Profit/(loss) before tax	**13.2**	**(64.4)**	**8.5**	**(116.2)**
Corporation tax	(3.7)	13.9	(2.4)	30.5
Net profit/(loss) for the period	**9.5**	**(50.5)**	**6.1**	**(85.7)**

Earnings per share (EPS)

Earnings per share for the period (EUR), basic	0.05	(0.29)	0.03	(0.49)
Earnings per share for the period (EUR), diluted	0.05	(0.29)	0.03	(0.49)

Consolidated balance sheet

Assets

mEUR	30 June 2006	30 June 2005	31 December 2005
Goodwill	321.5	323.1	321.5
Completed development projects	74.1	40.3	89.2
Software	1.1	0.6	1.0
Development projects in progress	78.8	101.8	65.6
Total intangible assets	**475.5**	**465.8**	**477.3**
Land and buildings	230.0	218.7	216.7
Plant and machinery	133.3	138.3	139.3
Other fixtures, fittings, tools and equipment	93.9	96.3	95.3
Property, plant and equipment in progress	12.3	12.0	15.1
Total property, plant and equipment	**469.5**	**465.3**	**466.4**
Investments in associated companies	2.5	2.8	2.9
Receivables from associated companies	0.4	0.6	0.4
Other receivables	4.4	4.4	4.7
Investments	10.2	5.1	9.1
Deferred tax	150.0	141.6	139.6
Total other non-current assets	**167.5**	**154.5**	**156.7**
Total non-current assets	**1,112.5**	**1,085.6**	**1,100.4**
Inventories	920.9	1,132.5	698.3
Trade receivables	486.1	466.7	620.8
Sales orders in progress	297.1	375.3	378.3
Other receivables	158.6	153.6	161.3
Cash and cash equivalents	132.0	143.9	126.3
Total current assets	**1,994.7**	**2,272.0**	**1,985.0**
TOTAL ASSETS	**3,107.2**	**3,357.6**	**3,085.4**

Consolidated balance sheet

Equity and liabilities

mEUR	30 June 2006	30 June 2005	31 December 2005
Share capital	24.8	23.5	23.5
Other reserves	8.6	(25.9)	0.3
Retained earnings	1,125.6	1,045.2	938.0
Total equity	**1,159.0**	**1,042.8**	**961.8**
Deferred tax	4.8	0.0	2.9
Provisions	88.5	56.5	88.6
Pension obligations	2.1	2.2	2.0
Financial liabilities	351.9	467.8	441.1
Total non-current liabilities	**447.3**	**526.5**	**534.6**
Prepayments from customers	457.2	671.8	488.7
Trade payables	657.4	465.5	519.8
Provisions	147.8	100.2	145.9
Financial liabilities	14.4	244.2	51.1
Other liabilities	224.1	306.6	383.5
Total current liabilities	**1,500.9**	**1,788.3**	**1,589.0**
Total liabilities	**1,948.2**	**2,314.8**	**2,123.6**
TOTAL EQUITY AND LIABILITIES	**3,107.2**	**3,357.6**	**3,085.4**

Consolidated statement of changes in equity – 6 months 2006

mEUR	Share capital	Reserve for exchange rate adjustments	Reserve for cash flow hedging	Retained earnings	Total
Equity at 1 January 2006	**23.5**	**5.9**	**(5.6)**	**938.0**	**961.8**
Exchange rate adjustment from translation into euro	0.0	0.0	0.0	0.2	0.2
Exchange rate adjustment relating to foreign entities	0.0	0.7	0.0	0.0	0.7
Reversal of fair value adjustments of hedging instruments, recognised in the income statement	0.0	0.0	8.6	0.0	8.6
Fair value adjustments of hedging instruments	0.0	0.0	2.0	0.0	2.0
Tax of changes in equity	0.0	0.0	(3.0)	0.0	(3.0)
Net gains recognised directly in equity	0.0	0.7	7.6	0.2	8.5
Net profit/(loss) for the period	0.0	0.0	0.0	6.1	6.1
Total recognised income and expense	**0.0**	**0.7**	**7.6**	**6.3**	**14.6**
Capital increase	1.4	0.0	0.0	184.6	186.0
Acquisition of own shares	0.0	0.0	0.0	(3.4)	(3.4)
Other changes in equity	**1.4**	**0.0**	**0.0**	**181.2**	**182.6**
Equity at 30 June 2006	**24.9**	**6.6**	**2.0**	**1,125.5**	**1,159.0**

Consolidated statement of changes in equity – six months 2005

mEUR	Share capital	Reserve for exchange rate adjustments	Reserve for cash flow hedging	Retained earnings	Total
Equity at 1 January 2005	**23.5**	**(2.0)**	**7.3**	**1,133.0**	**1,161.8**
Exchange rate adjustment from translation into euro	0.0	0.0	0.0	(2.1)	(2.1)
Exchange rate adjustment relating to foreign entities	0.0	6.7	0.0	0.0	6.7
Reversal of fair value adjustments of hedging instruments, recognised in the income statement	0.0	0.0	(9.7)	0.0	(9.7)
Fair value adjustments of hedging instruments	0.0	0.0	(31.1)	0.0	(31.1)
Tax on changes in equity	0.0	0.0	2.9	0.0	2.9
Net gains recognised directly in equity	0.0	6.7	(37.9)	(2.1)	(33.3)
Net profit/(loss) for the period	0.0	0.0	0.0	(85.7)	(85.7)
Total recognised income and expense	**0.0**	**6.7**	**(37.9)**	**(87.8)**	**(119.0)**
Equity at 30 June 2005	**23.5**	**4.7**	**(30.6)**	**1,045.2**	**1,042.8**

Summarised consolidated cash flow statement

mEUR	1 April - 30 June 2006	1 April - 30 June 2005	1 January - 30 June 2006	1 January - 30 June 2005
Net profit/(loss) for the period	9.5	(50.5)	6.1	(85.7)
Reversal of items without cash flow effect	69.1	7.9	104.7	10.6
Corporation tax paid	(6.4)	(21.4)	(15.7)	(25.5)
Net interest	(15.0)	(11.3)	(25.4)	(26.4)
Cash flow from operating activities before change in working capital	57.2	(75.3)	69.7	(127.0)
Change in working capital	(16.2)	57.4	(52.4)	4.5
Cash flow from operating activities	**41.0**	**(17.9)**	**17.3**	**(122.5)**
Net investment in intangible and other non-current assets	(6.3)	(10.1)	(13.3)	(20.6)
Net investments in property, plant and equipment	(26.4)	(26.8)	(51.9)	(41.0)
Cash flow from investing activities	**(32.7)**	**(36.9)**	**(65.2)**	**(61.6)**
Capital increase	185.9	0.0	185.9	0.0
Acquisition of own shares	(3.4)	0.0	(3.4)	0.0
Repayment of non-current liabilities	(39.4)	(0.1)	(89.8)	(17.9)
Cash flow from financing activities	**143.1**	**(0.1)**	**92.7**	**(17.9)**
Change in cash and cash equivalents less current portion of bank debt	**151.4**	**(54.9)**	**44.8**	**(202.0)**
Cash and cash equivalents less current portion of bank debt at 1 January/1 April	(18.3)	(30.8)	89.9	114.0
Exchange rate adjustments of cash and cash equivalents	(1.4)	2.5	(3.0)	4.8
Cash and cash equivalents less current portion of bank debt at 30 June	**131.7**	**(83.2)**	**131.7**	**(83.2)**
The amount can be specified as follows:				
Cash and cash equivalents	117.8	41.9	117.8	41.9
Cash and cash equivalents with disposal restrictions	14.2	102.0	14.2	102.0
	132.0	143.9	132.0	143.9
Current portion of bank debt	(0.3)	(227.1)	(0.3)	(227.1)
	131.7	**(83.2)**	**131.7**	**(83.2)**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Management's statement

The Executive Management and Board of Directors have today discussed and approved the interim report of Vestas Wind Systems A/S for the six months ended 30 June 2006.

The interim report, which comprises summary consolidated financial statements of Vestas Wind Systems A/S, is presented in accordance with the interim reporting requirements of the International Financial Reporting Standards (IFRS), including IAS 34 "Interim Financial Reporting" and additional Danish disclosure requirements for listed companies. The interim report is neither audited nor reviewed.

We consider the accounting policies appropriate and the accounting estimates reasonable. Furthermore, in our opinion, the overall interim report presentation gives a true and fair view. In our opinion, the interim report gives a true and fair view of the Group's financial position as well as of the results of the Group's activities and cash flows for the period.

Randers, 24 August 2006
Executive Management

Ditlev Engel
President and CEO

Henrik Nørremark
Executive Vice President and CFO

Board of Directors

Bent Erik Carlsen
Chairman

Torsten Erik Rasmussen
Vice-chairman

Arne Pedersen

Svend Åge D. Andersen

Jørgen Huno Rasmussen

Kim Hvid Thomsen

Jørn Ankær Thomsen

Freddy Frandsen

Sussie Dvinge Agerbo

Kurt Anker Nielsen

Announcements to the Copenhagen Stock Exchange, Q2 2006

Issued during the period from 1 April 2006 to 23 August 2006

03.04.2006	20	Registration of share capital increase of DKK 10,292,930 completed
05.04.2006	21	Vestas extends its blade factory in Tianjin, China
05.04.2006	22	Aloys Wobben has taken out a writ against Vestas Wind Systems A/S
25.04.2006	23	Introduction of an incentive programme
25.04.2006	24	Vestas Wind Systems A/S' annual general meeting on 25 April at 5 p.m.
26.04.2006	25	Vestas receives order for 29 units of the V90-1.8 MW turbine in Spain
26.04.2006	26	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
04.05.2006	27	Date for publication and presentation of quarterly report for first quarter 2006
15.05.2006	28	Vestas receives order in the USA for 107 MW for delivery in 2007
16.05.2006	29	First quarter 2006 developed as expected
16.05.2006	30	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
19.05.2006	31	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
01.06.2006	32	Large Vestas order for the Australian market
02.06.2006	33	Vestas to establish generator factory in Tianjin, China
03.07.2006	34	Vestas receives an order for 31 units of the V82 turbine in Spain
03.07.2006	35	Vestas to establish R&D centre in Singapore
28.07.2006	36	Vestas receives offshore order for 120 MW in the Netherlands
04.08.2006	37	Vestas receives order for 30 units of V80-1.8 MW wind turbines in Canada
23.08.2006	38	Large Vestas order for the French market

Appendix 1

Sales, first half year 2006

Sales in MW	Q2 2006	Q2 2005	1 half year 2006	1 half year 2005	Full year 2005
Sweden	1	6	2	13	41
Denmark	11	18	11	18	24
Germany	119	73	347	127	472
Spain	73	5	73	5	244
Italy	16	67	16	153	167
Portugal	150	6	150	6	115
Greece	0	32	0	50	110
The Netherlands	1	32	63	43	100
United Kingdom	18	3	49	4	94
Austria	20	1	20	1	91
Ireland	14	0	19	0	63
France	87	3	87	3	59
Belgium	0	0	0	0	16
Poland	0	0	40	0	11
Other European countries	0	2	0	2	8
Total Europe	**510**	**248**	**877**	**425**	**1,615**
USA	113	1	175	10	683
Canada	47	54	167	68	194
Total North and South America	**160**	**55**	**342**	**78**	**877**
India	115	110	241	192	344
Australia	0	195	0	195	225
China	72	31	94	31	77
The Philippines	0	25	0	25	25
Japan	50	12	50	18	18
South Korea	0	0	0	0	4
Taiwan	0	0	46	0	0
Total Asia/Pacific	**237**	**373**	**431**	**461**	**693**
Total world	**907**	**676**	**1,650**	**964**	**3,185**

Appendix 2

MW breakdown per quarter 2006

(MW)	Europe	North and South America	Asia/ Pacific	Total
Q1 2006				
Turbines under completion, 1 January	918	240	76	1,234
Delivered to customers during the period	(367)	(182)	(194)	(743)
Produced and shipped during the period	402	72	304	778
Turbines under completion, 31 March	**953**	**130**	**186**	**1,269**
Q2 2006				
Turbines under completion, 1 April	953	130	186	1,269
Delivered to customers during the period	(510)	(160)	(237)	(907)
Produced and shipped during the period	469	282	254	1,005
Turbines under completion, 30 June	**912**	**252**	**203**	**1,367**

Appendix 3

Segment information

	Europe	North and South America	Asia/ Pacific	Not distributed	Total
1 April – 30 June 2006					
Revenue	500.1	218.4	181.1	-	**899.6**
Profit/(loss) before tax	16.7	3.3	9.1	(15.9)	**13.2**
1 April – 30 June 2005					
Revenue	339.7	143.7	159.5	-	**642.9**
Profit/(loss) before tax	(1.4)	(38.8)	0.5	(24.7)	**(64.4)**
1 January - 30 June 2006					
Revenue	888.3	309.2	417.6	-	**1,615.1**
Profit/(loss) before tax	25.1	(3.5)	13.2	(26.3)	**8.5**
1 January - 30 June 2005					
Revenue	626.2	200.5	311.2	-	**1,137.9**
Profit/(loss) before tax	(15.9)	(50.0)	(10.5)	(39.8)	**(116.2)**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S